Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

SMSC Announces Agreement to Acquire Conexant Systems, Inc.
Frequently Asked Questions (FAQ)
January 2011

Is the entire Conexant Systems, Inc. (Conexant) business merging with Standard Microsystems Corporation (SMSC)?
A) Yes, after the deal is closed, all of Conexant will be part of SMSC’s operations.  We plan to leverage each company’s strengths to create a stronger and more profitable business.

What are the terms of the agreement?
A) Under the terms of the agreement, for each share of Conexant that they own, Conexant stockholders will receive approximately $2.25 consisting of $1.125 in cash and a fraction of a share of SMSC common stock equal to $1.125 divided by the volume weighted average price of SMSC common stock for the 20 trading days ending on the second trading day prior to closing, but in no event more than 0.04264 nor less than 0.03489 shares of SMSC common stock. The total cash consideration to be paid in the transaction is approximately $98 million and the total number of shares of SMSC common stock to be issued (including the assumption of outstanding Conexant restricted stock units) is approximately 2.9 to 3.6 million.

What happens after this initial announcement?
A) SMSC and Conexant will continue to work together to gather required stockholder and regulatory approvals necessary for the closing of the transaction.  Until that close occurs, the two companies will continue to operate as separate entities.

When is the transaction expected to close?
A) The expectation is that the transaction will close in the first half of calendar 2011 subject to the satisfaction of regulatory requirements, approval by Conexant stockholders and other customary closing conditions.

Who will be the management?
A) Christine King, President and CEO of SMSC, and Kris Sennesael, Vice President and CFO of SMSC, will continue to serve in those roles following the close of the transaction.  Scott Mercer, Chairman and Chief Executive Officer of Conexant, will not continue in an executive capacity with the combined company. Sailesh Chittipeddi, currently President & Chief Operating Officer at Conexant, will join SMSC upon close of the acquisition as Executive Vice President, reporting to Christine King.  Mr. Chittipeddi’s responsibilities will include oversight of all marketing and engineering functions for SMSC.  Dave Coller will continue to serve as SMSC Senior Vice President of Global Operations, Roger Wendelken will continue to serve as SMSC Vice President of Worldwide Sales, Doug Smith will continue as Chief Technology Officer and Walter Siegel will continue as SMSC Senior Vice President and General Counsel.

How does Conexant fit into SMSC’s overall strategy?
A) As you know, SMSC has spent the last two years focusing not only on connectivity solutions, including USB, MOST automotive networking and other protocols but the content and use applications which surround these standards.  Adding graphics, video, storage, security and wireless audio has extended our reach, added value and allowed us to provide more comprehensive solutions to our customers.

During the same time period, Conexant has focused its investment and engineering capability, while divesting of some of its assets, on new growth areas which are highly complementary to SMSC’s strategy.  This includes world-class PC, consumer and embedded audio, video capabilities, security solutions, additional connectivity protocols and highly differentiating imaging products.  These solutions are an excellent match to SMSC’s focus on providing value-added connectivity ecosystem solutions to the computing, consumer, automotive and industrial markets.

Conexant’s products fit neatly into our overall product and market strategy. Together, the combined organization will be able to offer a richer set of products that create content, particularly in the computing and consumer electronics markets. We believe that together we will have a greater reach in the marketplace than each company would have had separately, and that the combination of each company’s products and technology will offer a stronger value proposition when serving many of the semiconductor industry’s leading OEMs and ODMs.

What are the expected operational synergies in bringing SMSC and Conexant together?
A) In using the technical and operational expertise of both companies, we expect to further improve our business processes, lower our combined cost of sales and operating expenses, and improve our product innovation capabilities.  SMSC expects to realize approximately $8 to $10 million in annualized pre-tax cost synergies by the end of SMSC’s fourth quarter of fiscal 2012 as a result of the consolidation of support functions and optimization of the supply chain across a larger base.

Are there opportunities to optimize the supply chain between the two companies?
A) Conexant’s primary wafer subcontractor is Taiwan Semiconductor Manufacturing Corporation (TSMC), which is also a key foundry for SMSC.  We also share many of the same subcontractors, including Sigurd, ASE, Amkor and Stats ChipPAC.  We expect that the size of the combined company to present opportunities to recognize economies of scale related to our production costs.

Will the Conexant and SMSC product lines be combined?
A)  We believe that Conexant has a strong growth potential, particularly in audio, video, imaging and connectivity that further SMSC’s goal of providing connectivity ecosystems.  The combined product lines will position SMSC to deliver more value to all areas of our customer base, whether consumer, computing, industrial or automotive.

Do you anticipate divesting any parts of the business once the acquisition closes?
A) It is not our intention at this time to divest any portions of the business.

How will the two companies bridge different cultures?
A) The two companies have a lot in common in terms of a spirit of entrepreneurship, innovation and a rich engineering heritage.  We believe this will be a great foundation for successfully combining the two companies.

Will the Conexant brand be retained?
A) All Conexant brands will become part of the SMSC brand portfolio following the close of the acquisition.

What is the expected impact on SMSC’s earnings per share?
A) The transaction is expected to be immediately accretive to SMSC’s non-GAAP earnings per share.

How much cash will SMSC have left on the balance sheet following the close of the transaction?
A) SMSC currently expects to have more than $100 million in cash at the close of acquisition, on a consolidated basis.

What are SMSC’s plans for reducing the debt it will take on from the acquisition and lowering interest expense?
A) SMSC management and its advisors are currently working on optimizing its capital structure and evaluating various options for the short, medium and long term.

How will SMSC and Conexant manage the transition after the close to ensure there is no disruption in service?
A) Both SMSC and Conexant are committed to making sure there is no disruption for customers.  All customers and business partners will be immediately notified of the pending transaction and we will work closely with each of them to implement effective and smooth transition plans.

For Employees:

Will there be layoffs as a result of the merger?
A) We expect that there will be many opportunities for current Conexant employees in the new organization.  Each company has its areas of strength and we are working to assess those as well as the needs of the company after the acquisition.  Sailesh Chittipeddi and the senior SMSC leadership will play a key role in determining the best fit and optimization of the respective teams between the two companies.  Employees will be informed of more details following the close of the transaction.

When will Conexant employees know if they have a job at SMSC?
A) Until the close of the transaction, the companies remain separate. In the coming weeks, we will be building a joint integration planning team that will address how we can utilize each other’s strengths and bring our companies together following the close. It is premature to discuss specifics at this point. As plans begin to take shape, more information will be made available. Until then, it is business as usual.

What can Conexant employees expect as far as communications from SMSC between now and the closing of the transaction?
A) As the companies will remain separate and operate independently until the close, information will be available on a limited basis. Once we reach closing, more information regarding specific questions and issues will be made available. Conexant employees should raise any concern or questions with their Conexant manager.

What are the important cultural success factors at SMSC?
A)  SMSC places a high value on integrity, innovation, open communications, transparency and empowerment.  SMSC rewards strong performance, prefers to promote from within and seeks to provide development opportunities that align to employee’s career aspirations.

Will SMSC relocate its headquarters to the west coast?
A) SMSC has no current plans to relocate its headquarters.

Will all Conexant operations remain in current locations?
A) The current plan is to leave locations where they are.

Will there be any changes in Conexant employee compensation, health coverage and/or other benefits before the deal closes?
A) We continue to operate as separate companies until the transaction closes.  Once we reach closing, more information regarding specific questions and issues will be made available.

Under what ticker symbol and what exchange will the consolidated company trade?
A) Following the close of the transaction, Conexant will cease trading and shares of the consolidated company will be traded on the NASDAQ under the symbol "SMSC".

What will happen to Conexant stock options after the acquisition closes?
A) Conexant stock options, whether or not vested, will be converted into the right to receive cash in the amount equal to the difference between (1) $1.125 plus the cash value of the fraction of an SMSC share being received as part of the consideration for each share of Conexant common stock minus (2) the exercise price of such options.

What will happen to unvested restricted stock units (RSUs) of Conexant after the acquisition closes?
A) Each restricted stock unit of Conexant will be assumed by SMSC and automatically converted into the right to receive SMSC shares with the same market value as the consideration being received for each share of Conexant common stock, unless the employee is entitled to different rights (i.e. accelerated vesting rights) pursuant to their employment agreement.

Who will be the company’s transfer agent after the close of the transaction?
A)  American Stock Transfer & Trust Co. will be the Company's transfer agent. Contact information is as follows:

59 Maiden Lane, Plaza Level
New York, New York 10038
Attn: Shareholder Relations
Phone: 800-937-5449
Web: www.amstock.com
E-mail: info@amstock.com

What can I say publicly about this acquisition agreement?
A) There are only a limited number of people designated as spokespeople on this transaction. If you are not one of those spokespeople, please do not speak about this transaction, including in blogs or chat rooms. Please note that we have a communications approval process in place for this transaction. Any communication that includes the subject of this transaction requires the approval of the SMSC and Conexant working team. This includes emails to your staff on a broad basis, any broad communications to customers or partners, or any other external constituent. Blogs fall under this category as well.

If you receive inquiries from investors or media, contact the head of communications at SMSC or Conexant (see contact information below).  Remember that the two companies will continue to operate as stand-alone entities prior to the close of the acquisition and as public companies are subject to Securities and Exchange Commission (SEC) regulations, including Regulation Fair Disclosure.

At SMSC Carolynne Borders Phone: 631-435-6626 carolynne.borders@smsc.com	At Conexant Scott Allen Phone: 949-483-6849 scott.allen@Conexant.com

Where can employees direct HR-related questions?
A) Prior to the close of the transaction, questions should be directed to your manager.  Once the close occurs, SMSC will provide all employees with more information on the transition as well as contact info for their new HR Generalists.

Where can I get more information on the agreement?
A) Visit SMSC’s pressroom at http://www.smsc.com/index.php?tid=282 or view its filing with the Securities and Exchange Commission related to the agreement at http://www.smsc.com/index.php?tid=105.

Additional Information About This Transaction
In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC.  The definitive proxy statement/prospectus will be mailed to stockholders of Conexant.  Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and other documents filed by SMSC or Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.

Participants in This Transaction
SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010.  You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010.  You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.

Forward Looking Statements
Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the  companies’ businesses set forth in their filings with the SEC.

Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.